

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 15, 2017

Andrew Bonfield
Finance Director
National Grid plc
1-3 Strand
London WC2N 5EH, England

> **Re:** **National Grid plc**
> **Form 20-F for the Fiscal Year Ended March 31, 2017**
> **Form 6-K filed May 18, 2017**
> **Response Date August 30, 2017**
> **File No. 1-14958**

Dear Mr. Bonfield:

We have reviewed your August 30, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2017 letter.

Form 20-F for the Fiscal Year Ended March 31, 2017

Other unaudited financial information, page 193

1. You state in your response to comment 2 that the measures are not non-GAAP measures defined by Item 10(e)(2) of Regulation S-K. Instead you believe they are Regulatory Performance Measures. Please tell whether the measures are required by a regulatory agency. If the measures are not currently required to be disclosed by IFRS, Commission Rules or regulatory requirements, you should disclose that the measures are non-GAAP measures and comply with Item 10(e) of Regulation S-K. Please advise. Please refer to Item 10(e)(5) in Regulation S-K and to our updated Compliance and Disclosure Interpretations issued on May 17, 2016, specifically question 102.12.
[OK/WHT]

Form 6-K filed May 18, 2017, Exhibit 99.1

2. You state in response to comment 3 that other than the measures addressed in comment 2, you believe the measures identified constitute non-IFRS measures that Company will undertake to ensure compliance with Regulation G in future filings. Please tell us whether or not you believe discontinued return on equity and regulatory asset value represent non-IFRS measures and how you plan to disclose the measures in future filings.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products